Exhibit (a)(5)(E)

EFiled: Nov 11 2011 9:46AM EST Transaction ID 40744409 Case No. 7038-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

RONALD WHALEY, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
MICHAEL BRAUSER, MICHAEL KATZ,	)
FRANK COTRONEO, BRETT CRAVATT,	)
DAVE HILLS, BARRY HONIG, MICHAEL	)
MATHEWS, BILL WISE, DAVID HONIG,	)
STEVEN RUBIN, INTERCLICK, INC. and	)
YAHOO! INC.	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Ronald Whaley (“Plaintiff”) on behalf of himself and all other similarly situated public shareholders of interclick, inc. (“interclick” or the “Company”), brings the following Verified Class Action Complaint (“Complaint”) against interclick and the members of the Company’s Board of Directors (“Board”) for breaching their fiduciary duties, and against Yahoo! Inc. (“Yahoo!”) for aiding and abetting the same. The allegations of the Complaint are based on the knowledge of Plaintiff as to himself, and on information and belief, including the investigation of counsel and review of publicly available information as to all other matters.

NATURE OF THE ACTION

1.    This is a shareholder class action brought by Plaintiff on behalf of shareholders of interclick to enjoin and/or seek damages resulting from the proposed acquisition of the publicly owned shares of interlick common stock by Yahoo!, as detailed herein (the “Proposed Transaction”).

2.    On or about November 1, 2011, interclick announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Yahoo!. Pursuant to the terms of the Proposed Transaction and Merger Agreement, Yahoo! will acquire all of interclick’s outstanding shares of common stock for approximately $270 million. The Proposed Transaction has been approved by interclick’s Board. Under the Proposed Transaction interclick shareholders may tender their shares for $9.00 per share (the “Offer Price”).

3.    The Proposed Transaction is structured in stages: a first-step tender offer (the “Exchange Offer”), followed by a short-form merger to cash out any interclick shareholders who do not tender. The Proposed Transaction is expected to close in early 2012.

4.    The Offer Price, however, is the result of a flawed process that resulted in the Board’s failure to maximize shareholder value and deprives interclick’s public shareholders of the ability to participate in the Company’s favorable long-term prospects.

5.    The Offer Price is wholly inadequate given the recent performance of the Company. The Company has seen substantial recent growth and its share price has sky rocketed from $4.66 per share on January 4, 2011 to $8.90 on July 5, 2011. Further, at least one analyst has a price target for the Company’s stock of $10.00

6.    The officers and directors of interclick have decided to pursue their own interests, instead of maximizing value for all interclick shareholders. In addition, certain insiders, including defendant Michael Brauser (“Brauser”), have secured lucrative positions for themselves in the post-merger company.

7.    To lock up the deal the Individual Defendants (defined herein) have agreed to enter into an Exchange Agreement (the “Exchange Agreement”), in connection with the Proposed Transaction, agreeing to, among other things, tender their shares of capital stock of the Company, and, if necessary, vote such shares in favor of the Proposed Transaction and against any alternative acquisition proposal.

8.    In pursuing this unlawful plan to sell interclick for inadequate consideration, each of the defendants breached and/or aided and abetted the other defendants’ breaches of their fiduciary duties of loyalty, due care, good faith, and fair dealing.

9.    Accordingly, this action seeks equitable relief compelling the Board to properly exercise its fiduciary duties to the shareholders and to enjoin the close of the Proposed Transaction to prevent irreparable harm.

THE PARTIES

10.    Plaintiff is a shareholder of interclick and has held shares at all times relevant to this action.

11.    Defendant interclick is incorporated under the laws of the State of Delaware and its principal executive offices are located at 11 West 19th Street 10th Floor, New York, New York 10011. Defendant interclick is a technology company that provides solutions for data-driven advertising.

12.    Defendant Brauser has served on the Company’s Board at all relevant times.

13.    Defendant Michael Katz (“Katz”) has served on the Company’s Board at all relevant times.

14.    Defendant Frank Controneo (“Controneo”) has served on the Company’s at all relevant times.

15.    Defendant Brett Cravatt (“Cravatt”) has served on the Company’s Board at all relevant times.

16.    Defendant Dave Hills (“Hills”) has served on the Company’s Board at all relevant times.

17.    Defendant Barry Honig (“Honig”) has served on the Company’s Board at all relevant times.

18.    Defendant Michael Mathews (“Mathews”) has served on the Company’s Board at all relevant times.

19.    Defendant Bill Wise (“Wise”) has served on the Company’s Board at all relevant times.

20.    Defendant David Honig (“David Honig”) has served on the Company’s Board at all relevant times.

21.    Defendant Steven Rubin (‘Rubin”) has served on the Company’s Board at all relevant times.

22.    The defendants named in ¶¶ 12-21 are collectively referred to hereinafter as the “Individual Defendants.”

23.    Defendant Yahoo! is a Delaware corporation that operates one of the most trafficked internet destinations. Yahoo! provides online properties and services to users and a range of marketing services to advertisers.

24.    The Individual Defendants, together with defendants interclock and Yahoo!, are collectively referred to herein as “Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25.    As directors of interclick, each of the Individual Defendants have the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to Plaintiff and the other members of the class. The Individual Defendants are fiduciaries to the Company’s shareholders requiring them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.

26.    Where the directors of a publicly-traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

a.    adversely affects the value provided to the corporation’s shareholders;

b.    will unnecessarily discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.    contractually prohibits themselves from complying with their fiduciary duties;

d.    will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

e.    will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

27.    In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of interclick, are obligated to refrain from:

a.    participating in any transaction in which their loyalties are divided;

b.    participating in any transaction in which they receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the Company; and/or

c.    unjustly enriching themselves at the expense or to the detriment of the public shareholders.

28.    Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly and/or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to Plaintiff and other public shareholders of interclick. The Individual Defendants are engaging in self-dealing, are obtaining for themselves personal benefits not shared equally by Plaintiff and the Class, are choosing not to provide shareholders with all information necessary to make an informed decision in connection with the Proposed Transaction, and/or are aiding and abetting other Defendants’

breaches. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither Plaintiff nor the Class members are being treated fairly in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

29.    Plaintiff brings this action pursuant as a class action pursuant to Court of Chancery Rule 23, and on behalf of all common shareholders of interclick, who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein, and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

30.    This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. As of June 30, 2011, there were approximately 24,065,611 million shares of interclick common stock outstanding. The actual number of shareholders of interclick is believed to be in the thousands and will be ascertained through discovery.

31.    There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include the following:

a.    whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

b.    whether Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

c.    whether Defendants have improperly impeded or erected barriers to discourage other offers for the Company or its assets; and

d.    whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

32.    Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

33.    Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature, who will fairly and adequately protect the interests of the Class.

34.    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

35.    Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class, as a whole, is appropriate.

SUBSTANTIVE ALLEGATIONS

36.    Formed in Delaware on March 4, 2002, interclick combines scalable media execution capabilities with analytical expertise to assist marketers. The

Company’s proprietary Open Segment Manager (OSM) platform organizes and valuates data points to construct responsive digital audiences for major digital marketers. The Company has experienced record growth recently. For 2011, the Company estimates revenue will be approximately $142 million and EBITDA will range between $19 and $20 million. This would approximate year-over-year revenue growth of 40% and EBITA growth between 46% and 54%. Commenting on second quarter 2011 results, Defendant Katz stated, “interclick continues to set the pace with innovation around data valuation enabling us to expand market share in an increasingly competitive landscape.” Not only are the Individual Defendants well aware of the Company’s prospects for further growth, but Yahoo! is too.

37.    Yahoo!’s performance lately has been lackluster. A recent article in Seeking Alpha had this to say about Yahoo!:

Yahoo’s business feels dated, and this showed up in its most recent results. With the exception of Yahoo Finance and original video content offered by Yahoo, there is little reason to be excited about the company…Yahoo’s revenue did not grow in its most recent quarter. Yahoo has 13,600 employees, and is in the process of restructuring its sales force. Its sites are plagued with system glitches, and the site still uses pop-up ads. For example, users frequently encounter “server error” messages in the comments section on Yahoo’s articles.

38.    Acquiring interclick would bring in desperately needed revenue for Yahoo!. In an article regarding the Proposed Transaction, Jennifer LeClaire stated, “It [Yahoo!] also gets an infusion of revenue. Interclick generated about $53 milion of revenue in the first half of 2011.” This could also make Yahoo!, which has been recently courted by rivals such as Microsoft Corporation, more attractive as a takeover target. It is no wonder that Yahoo!’s stock closed up on the day the Proposed Transaction was announced. Giving the prospects for future growth of the Company, Defendants have agreed to an offer price below its intrinsic value.

39.    On November 1, 2011, interclick issued a press release announcing that it had entered into a definitive Merger Agreement with Yahoo!. The press release stated in pertinent part:

SUNNYVALE, Calif. and NEW YORK, NY– November 1, 2011 -- Yahoo! Inc. (NASDAQ: YHOO), the premier digital media company, and interclick, inc. (NASDAQ: ICLK) today announced a definitive agreement for Yahoo! to acquire interclick. interclick’s proprietary advertising and technology solutions enable it to dramatically improve data targeted solutions and optimized returns for advertisers across a variety of pooled premium supply sources. interclick has built the industry’s leading data valuation platform optimized to work with large data volumes across multiple providers and marketplaces. With interclick, Yahoo! will acquire unique data targeting capabilities, optimization technologies and new premium supply, as well as a team experienced in selling audiences across disparate sources of pooled supply.

“This investment underscores our focus on enhancing the performance of both our guaranteed and non-guaranteed display business across Yahoo and our partner sites and, combined with Yahoo!’s reach and advertising leadership, will deliver a powerful solution for marketers,” said Ross Levinsohn, EVP, Americas region. “interclick’s innovative platform will allow Yahoo! to expand its targeting and data capabilities to deliver campaigns with stronger performance metrics.”

interclick helps marketers navigate the complex data online ecosystem with tools such as Open Segment Manager (OSM) and its Genome Platform. These solutions were built to address the fundamental challenges of audience targeting by enabling a more holistic understanding of consumers through its deep integrations with leading data providers.

“Having worked closely with Yahoo! for the past few years, we have a deep appreciation of the quality of the inventory that Yahoo! brings to market. The combination of Yahoo!’s premium data and inventory with our platforms will create tremendous value for clients,” said Michael Katz, founder and CEO of interclick. “I would personally like to thank our team, our clients and our Board who helped to make interclick the success it has become.”

“We believe that this is a great outcome for our shareholders,” said Michael Brauser, interclick Co-Chairman of the Board. “Michael Katz and his team have done a tremendous job over the past few years and I’m proud to have helped make this outcome a reality.”

Tender Offer

Under the terms of the agreement, Yahoo! will commence an all cash tender offer for all outstanding shares of common stock of interclick at $9.00 per share. The transaction has an estimated total equity value of approximately $270 million.

The transaction was unanimously approved by the interclick Board of Directors and all interclick directors and executive officers have entered into agreements with Yahoo! to support the transaction and to tender their shares in the offer.

The companies expect the tender offer to close by early 2012. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares which is at least a majority of the total number of outstanding interclick common shares (determined on a fully diluted basis) and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and other conditions set forth in the agreement. The agreement also provides for a merger to be completed following the tender offer which would result in all shares not tendered being converted into the right to receive $9.00 in cash.

GCA Savvian Advisors, LLC acted as the lead financial advisor to interclick in connection with the transaction.

40.    In their pursuit of the Proposed Transaction, the Defendants have breached their fiduciary duties to interclick’s shareholders by depriving them of the possibility of achieving the best available price for their shares. The consideration offered in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of interclick’s common stock is materially in excess of the amount offered for those securities in the Proposed Transaction given the Company’s prospects for future growth and earnings.

41.    Additionally, the Proposed Transaction will deny Class members of their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, as well as its future growth in profits and earnings. interclick shareholders will be cashed out of their investment in the Company and will not share in the future growth of the post-merger company. Additionally, the Individual Defendants have secured for themselves material personal benefits not shared by interclick’s shareholders, such as lucrative post-merger positions and change in control and severance agreements.

42.    Additionally, it is unclear what “market check,” if any, interclick performed to determine the value the Company would likely fetch if it were sold or merged with another company. The Individual Defendants therefore, did not satisfy their fiduciary duty to use all reasonable efforts to obtain the best possible transaction for interclick shareholders.

43.    These acts, combined with other defense measures the Company has in place, effectively preclude any other bidders that might be interested in paying more than Yahoo! for the Company from taking their bids directly to the Company’s owners—its shareholders—and allowing those shareholders to decide for themselves whether they would prefer higher offers to the Proposed Transaction.

44.    In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

a.    Implement a procedure or process to obtain competitive bids for the Company or take other equivalent steps to assure that any proposed transaction represents the best reasonably available transaction for shareholders;

b.    Adequately ensure that no conflicts of interest exist between Defendants’ own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of interclick’s public shareholders; and

c.    Disclose the true value of the Company and all other material information to the Company’s shareholders when seeking action on their parts.

45.    Accordingly, the Individual Defendants have breached their fiduciary duties to interclick shareholders by causing the Company to enter into the Proposed Transaction that provides for the sale of interclick at an unfair price, and which deprives interclick’s public shareholders of maximum value to which they are entitled.

FIRST CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY

(Against the Individual Defendants)

46.    Plaintiff repeats and realleges each allegation set forth herein.

47.    The Individual Defendants have violated their fiduciary duties of care, good faith and loyalty, owed to the public shareholders of interclick.

48.    By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the best reasonably available transaction in exchange for their investment in interclick.

49.    The Individual Defendants have violated their fiduciary duties by entering into a transaction with Yahoo! without regard to the fairness of the transaction to interclick shareholders.

50.    The Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith, owed to the shareholders of interclick because, among other reasons:

a.    they failed to take steps to maximize the value of interclick;

b.    they failed to properly value interclick or the synergistic benefits that would accrue to Yahoo! in the Proposed Transaction; and

c.    they failed to protect against the inherent conflicts of interest caused by the directors’ distinct and personal gains to be had in consummating the Proposed Transaction, which benefits are not shared with the Company’s other shareholders.

51.    Because the Individual Defendants dominate and control the business and corporate affairs of interclick, and are in possession of private corporate information concerning Yahoo!’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of interclick, which makes it inherently unfair for them to pursue any Proposed Transaction wherein they will reap disproportionate benefits, such as change in control payments, to the exclusion of maximizing shareholder value.

52.    By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have breached their fiduciary obligations toward Plaintiff and the other members of the Class.

53.    As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of interclick’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

54.    As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of interclick’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants: (i) will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class; (ii) will not engage in arm’s-length negotiations on the Proposed Transaction terms; and (iii) may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

55.    Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

(Against interclick and Yahoo!)

56.    Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

57.    Yahoo! and interclick have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. Yahoo! has acted and is acting with knowledge or with reckless disregard that the other Defendants are in breach of their fiduciary duties to interclick’s public shareholders, have participated in such breaches of fiduciary duties by the directors of interlick, and thus are liable as aiders and abettors. Yahoo! is also an active and necessary participant in the Individual Defendants’ plan to complete the Proposed Transaction on terms that are unfair to interclick shareholders, as Yahoo! seeks to pay as little as possible to interclick shareholders.

58.    Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief, in his favor and in favor of the Class and against Defendants as follows:

A.    Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative and Plaintiff’s counsel as Class counsel;

B.    Declaring and decreeing that the Proposed Transaction was entered into in breach of the fiduciary duties of Defendants, and is therefore unlawful and unenforceable;

C.    Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them, from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a transaction providing the best possible terms for shareholders;

D.    In the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding plaintiff and the Class rescissory damages;

E.    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of interclick’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for interclick;

F.    Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof;

G.    Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.    Granting such other and further relief as this Court may deem just and proper.

Dated: November 11, 2011		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387) 919 North Market Street, Suite 980 Wilmington, DE 19801 (302) 295-5310

Attorneys for Plaintiff

GLANCY BINKOW & GOLDBERG LLP

Lionel Z. Glancy

Michael Goldberg

Louis Boyarsky

1801 Avenue of the Stars, Suite 311

Los Angeles, CA 90067

(310) 201-9150